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                                                                      OMB APPROVAL
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                                                              hours per response: 43.5
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 17)

                             TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                       SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                            WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   876664103
                     (CUSIP Number of Class of Securities)

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
            James M. Barkley, Esq.                           Peter R. Schwartz, Esq.
          Simon Property Group, Inc.                         Westfield America Inc.
             National City Center                           11601 Wilshire Boulevard
          115 West Washington Street                               12th Floor
                 Suite 15 East                                Los Angeles, CA 90025
            Indianapolis, IN 46024                          Telephone: (310) 445-2427
           Telephone: (317) 636-1600
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                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                   Copies to:

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
            Steven A. Seidman, Esq.                          Scott V. Simpson, Esq.
           Robert B. Stebbins, Esq.                 Skadden, Arps, Slate, Meagher & Flom LLP
           Willkie Farr & Gallagher                             One Canada Square
              787 Seventh Avenue                                  Canary Wharf
           New York, New York 10019                         London, E14 5DS, England
           Telephone: (212) 728-8000                      Telephone: (44) 20 7519 7000
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                            ------------------------

                           CALCULATION OF FILING FEE

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
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            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
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
                $1,243,725,540                                     $248,745.11
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*   Estimated for purposes of calculating the amount of the filing fee only.
    Calculated by multiplying $20.00, the per share tender offer price, by
    62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating
    Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty
    Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's
    Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the
    Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's
    Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:  $248,745.11                         Filing Party: Simon Property Group, Inc.; Simon Property
Form or Registration     Schedule TO (File No. 005-42862),                 Acquisitions, Inc.; Westfield America, Inc.
No.:                     Amendment No. 1 to the Schedule TO  Date Filed:   December 5, 2002, December 16, 2002 and
                         and Amendment No. 5 to the                        January 15, 2003
                         Schedule TO
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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates.

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  SCHEDULE TO

    This Amendment No. 17 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment
No. 1 thereto filed with the Commission on December 16, 2002, by Amendment
No. 2 thereto filed with the Commission on December 27, 2002, by Amendment
No. 3 thereto filed with the Commission on December 30, 2002, by Amendment
No. 4 thereto filed with the Commission on December 31, 2002, by Amendment
No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, and by Amendment No. 16 thereto filed with the Commission on February 27, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 17 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

    Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

    The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

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Item 11.     ADDITIONAL INFORMATION.

             On February 28, 2003, SPG Inc. filed a Reply Memorandum of Law in Support of SPG Inc. Plaintiffs' and Randall Smith's Motion for a Preliminary Injunction in the United States District Court for the Eastern District of Michigan (the "Reply Memorandum of Law"). The full text of the Reply Memorandum of Law and an Appendix of Exhibits and certain affidavits in support thereof are each filed herewith as Exhibits (a)(5)(X), (Y), (Z), (AA) respectively.

Item 12.     EXHIBITS.

(a)(5)(X) Reply Memorandum of Law in Support of Simon Property Group Inc. Plaintiffs' and Randall Smith's Motion for a
             Preliminary Injunction, filed by Simon Property

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             Group, Inc., Simon Property Acquisitions, Inc. and
             Randall J. Smith on February 28, 2003 in the United States District Court for the Eastern District of Michigan.

(a)(5)(Y)    Affidavit of Keith R. Pauley.

(a)(5)(Z)    Affidavit of Robert H. Steers.

(a)(5)(AA) Appendix of Exhibits in Support of Reply Memorandum of Law in Support of Simon Property Group Inc. Plaintiffs' and Randall Smith's Motion for a Preliminary Injunction, filed by Simon Property Group, Inc., Simon Property Acquisitions, Inc. and Randall J. Smith on February 28, 2003 in the United States District Court for the Eastern District of Michigan.
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